UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2021

Commission File Number: 001-38954

_____________________

LINX S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Avenida Doutora Ruth Cardoso, 7,221

05425-902 São Paulo, SP

Federative Republic of Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F:   ☒      Form 40-F:   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)): ☐

LINX S.A.

Publicly Held Company

Brazilian Taxpayers’ Number (CNPJ): 06.948.969/0001-75

NIRE: 35.300.316.584

MATERIAL FACT

Linx S.A. (“Company”) (B3: LINX3 | NYSE: LINX), in accordance with Article 157, paragraph 4 of Law No. 6.404/76 and CVM Instruction No. 358, of January 3, 2002, informs its shareholders and the market that:

1.	In the context of the process of preparation of its financial statements related to the fiscal year of 2020, the Company has verified that its controlled company, Linx Pay Meios de Pagamento Ltda. (“Linx Pay”), presented unusual operational losses, as a consequence of the atypical cancelation of transactions by third parties when using payment machines commercialized by a commercial partner of Linx Pay.

2.	Such unusual operational losses did not arise from Linx Core and Linx Digital clients. Based on the information currently available, it is estimated that the Company will recognize losses of approximately R$41 million which will be entirely accounted for in the fourth quarter of 2020.

3.	The vulnerabilities that originated the operational losses have already been addressed by the Company and no material variation is expected at this moment. Based on the results of the ascertainments, the management will evaluate the feasibility of obtaining recovery for the losses verified.

4.	As per the terms and conditions of the Association Agreement entered with Stone, there is no impact in the combination of businesses due to the identified operational losses described in this material fact.

5.	The Company informs that it is working on the preparation of the financial statements related to the fiscal year ended on December 31, 2020. However, due to the processes of quantifying, revising and reconciling those values related to the operational losses referred above, the Company exceptionally informs that the financial statements related to the fiscal year ended on December 31, 2020 will not be disclosed on March 30, 2021. The Company estimates to conclude the work and to be in conditions to present such financial statements on April 19, 2021.

6.	In view of the above, once such financial statements are presented, the Company will call an ordinary general shareholders’ meeting to resolve specifically on the financial statements, the management accounts and the allocation of results.

7.	The Company will maintain its shareholders and the market duly informed of any material development related to the matter described above.

São Paulo, March 29, 2021.

LINX S.A.

Ramatis Rodrigues

Investors Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 29, 2021

Linx S.A.

By: /s/ Ramatis Rodrigues

Name: Ramatis Rodrigues

Title: Investor Relations Officer